UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

As of February 5, 2003

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No  X

CONTENTS

This report on Form 6-K of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Press release dated January 29, 2004: Nordx/CDT and RiT Technologies to Form Strategic Alliance

2.

Press release dated February 3, 2004: RiT Technologies Reports Fourth Quarter and Full Year 2003 Results

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: February 5, 2004

By:

s/Liam Galin__________

Liam Galin

President, Chief Executive Officer

and Director

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press release dated January 29, 2004: Nordx/CDT and RiT Technologies to Form Strategic Alliance

Press release dated February 3, 2004: RiT Technologies Reports Fourth Quarter and Full Year 2003 Results